650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 13, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Katherine Wray
Juan Migone
Stephen Krikorian

Re:	Apigee Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 30, 2015
CIK No. 0001324772
File No. 333-202885

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 9, 2015 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on March 30, 2015.

The Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act with certain third-party materials cited in the Registration Statement. The Company confirms that none of the third-party materials cited in the Registration Statement were prepared for the Company.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Division of Corporate Finance

April 13, 2015

Business

Our Solution, page 93

1.	We note the risk factor beginning at the bottom of page 40 discussing risks relating to potential real or perceived inaccuracies in your metrics, including your average monthly apps, average monthly APIs, cumulative data processed, and cumulative developer reach. Please expand your discussion of these metrics in the business section to describe the significant judgments, assumptions and estimates used to calculate them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 97, 98, 100 and 105 of the Registration Statement as requested to describe the significant judgments, assumptions and estimates used to calculate the metrics discussed in the Registration Statement.

Committees of the Board of Directors

Audit Committee, page 116

2.	You disclose that Mr. Dempsey is a general partner at Bay Partners, affiliates of which currently beneficially own 18.6% of your common stock. Please provide us your analysis in support of the board’s determination that Mr. Dempsey satisfies the requirements for independence under the rules of the NASDAQ Stock Market and the Commission. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1), which is incorporated into the NASDAQ Rules relating to audit committee composition.

The Company advises the Staff that, as described on page 119 of the Registration Statement, the Company’s board of directors made an affirmative determination that Mr. Dempsey is not an affiliate of the Company. In making that determination, the board considered the fact that there will be three other venture capital or investment fund stockholders each owning more than 5% of the Company’s stock after the offering. Two of these venture capital or investment fund stockholders, Norwest Venture Partners and Third Point Partners, have a representative serving on the Company’s board of directors, and collectively these three other venture capital or investment fund stockholders will own approximately 37.7% of the Company’s outstanding common stock in the aggregate following the offering, which is greater than the ownership of the funds affiliated with Bay Partners. In addition, neither Bay Partners nor these three other stockholders will have veto rights on Company actions. Therefore, the board concluded that none of the venture capital or investment fund stockholders, including Bay Partners, will have the ability to control the Company and, therefore, that none of those stockholders should be considered an “affiliated person” that would preclude audit committee service under paragraph (b)(1)(ii)(B) of Exchange Act Rule 10A-3.

Division of Corporate Finance

April 13, 2015

Underwriting, page 150

3.	We note the disclosure added to this section regarding the directed share program pursuant to which shares will be offered to “some of [y]our related persons.” As previously requested in comment 31 from our letter dated December 24, 2014, please state whether the shares to be offered through the directed share program will be subject to lock-up agreements and describe with more specificity the nature of the relationship between the company and the persons to whom the shares will be offered.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 157 of the Registration Statement to describe with more specificity the nature of the relationship between the Company and the persons to whom shares will be offered through the directed share program, as well as to clarify that the shares to be offered through the directed share program will not be subject to lock-up agreements.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com, or to my colleague, Andrew Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Chet Kapoor, Apigee Corporation
Stacey Giamalis, Apigee Corporation
Tim Wan, Apigee Corporation
Don Dixon, Apigee Corporation
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew S. Williamson, Cooley LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Stanton Jee, KPMG LLP